Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$35,200,000.00	$1,080.64	(1)

(1)	The filing fee of $1,080.64 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $523,182.48 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $1,080.64 is offset against the registration fee due for this offering and of which $522,101.84 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Equity First

Opportunity First

PRICING SUPPLEMENT

No. 2007-MTNDD100

(Related to the Product Supplement Dated April 23, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

CITIGROUP FUNDING INC.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Medium-Term Notes, Series D

3,520,000 Stock Market Upturn NotesSM

Based upon the

S&P 500® Index

Due December 4, 2008

$10.00 per Note

Investing in the Notes involves a number of risks. See “ Key Risk Factors” beginning on page PS-5.

The Notes represent obligations of Citigroup Funding Inc. only. Standard & Poor’s is not involved in any way in this offering and has no obligations relating to the Notes or to holders of the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.00	$35,200,000.00
Agent’s Discount	$0.225	$792,000.00
Proceeds to Citigroup Funding Inc.	$9.775	$34,408,000.00

The agent expects to deliver the Notes to purchasers on or about May 30, 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

May 24, 2007

PS-2	Stock Market Upturn Notessm

Stock Market

Upturn Notessm

Based Upon the S&P 500® Index

Due December 4, 2008

This pricing supplement represents a summary of the terms and conditions of the Stock Market Upturn Notessm. It is important for you to consider the information contained in this pricing supplement, the Stock Market Upturn Notessm product supplement, as well as the related prospectus supplement and prospectus. The description of the Stock Market Upturn Notessm below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the Stock Market Upturn Notessm set forth in the Stock Market Upturn Notessm product supplement. Capitalized terms used in this pricing supplement and not defined under “Final Terms” below have the meanings given them in the Stock Market Upturn Notessm product supplement.

Overview of the Stock Market Upturn Notessm

General

The Stock Market Upturn Notessm Based Upon the S&P 500® Index Due December 4, 2008 (the “Notes”) are equity-linked securities issued by Citigroup Funding Inc. that have a maturity approximately 1.5 years. Some key characteristics of the Notes include:

O

Leveraged upside participation. The Notes offer investors a participation rate of three times the upside growth potential of the S&P 500® Index up to a maximum return on the Notes of 16% (approximately 10.67% per annum on a simple interest basis). Thus,

O

If the performance of the S&P 500® Index is positive — if the closing value of the S&P 500® Index on the Valuation Date is greater than the closing value of the S&P 500® Index on the Pricing Date (regardless of the value of the S&P 500® Index at any other time during the term of the Notes) — then you will participate in three times such positive return subject to the maximum return on the Notes.

O

If the performance of the S&P 500® Index is negative — if the closing value of the S&P 500® Index on the Valuation Date is less than the closing value of the S&P 500® Index on the Pricing Date (regardless of the value of the S&P 500® Index at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

O

If the closing value of the S&P 500® Index on the Valuation Date is equal to the closing value of the S&P 500® Index on the Pricing Date (regardless of the value of the S&P 500® Index at any other time during the term of the Notes), you will receive, at maturity, only your initial investment in the Notes.

O

No principal protection. The Notes are not principal protected. If the performance of the S&P 500® Index is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

Stock Market Upturn Notessm	PS-3

O

No periodic income payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity. You will also not receive any dividend payments or other distributions, if any, on the stocks included in the S&P 500® Index. Instead, the return on the Notes, which is based on the performance of the S&P 500® Index and could be positive, negative or zero, is paid at maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes is not guaranteed.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

O

Investors possessing a moderate growth view on the S&P 500® Index who are looking for leveraged upside exposure to such underlying, subject to a maximum return, and who can withstand the risk of losing the principal amount of their investment.

O	Investors who seek to add an equity-index-linked investment to further diversify their portfolio.

O	Current or prospective holders of exchange-traded funds benchmarked to the S&P 500® Index or similar underlying.

PS-4	Stock Market Upturn Notessm

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Stock Market Upturn Notessm Based Upon the S&P 500® Index
Underlying Equity:	S&P 500® Index
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup guarantee; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Principal Protection:	None
Pricing Date:	May 24, 2007
Issue Date:	May 30, 2007
Valuation Date:	December 1, 2008
Maturity Date:	December 4, 2008
Issue Price:	$10.00 per Note
Coupon:	None
Payment at Maturity:	For each $10 Note, $10 plus the Note Return Amount
Note Return Amount:

For each $10 Note:

(1) if the Equity Return Percentage is positive, $10 * Equity Return Percentage * 300%, provided, however, that the total amount payable at maturity cannot exceed $11.60 per Note

(2) if the Equity Return Percentage is zero, $0

(3) if the Equity Return Percentage is negative, $10 * Equity Return Percentage, which will be negative

Equity Return Percentage:	The return on the S&P 500® Index, expressed as a percentage, shall equal: Ending Value - Starting Value Starting Value
Starting Value:	1507.51
Ending Value:	The closing value of the Underlying Equity on the Valuation Date
Listing:	The Notes have been approved for listing on the American Stock Exchange under the symbol “SKL,” subject to official notice of issuance
CUSIP Number:	17311G813
Calculation Agent:	Citigroup Global Markets Inc.
Commissions and Issue Price:		Per Note	Total
	Public Offering Price:	$10.00	$35,200,000.00
	Agent’s Discount:	$0.225	$792,000.00
	Proceeds to Citigroup Funding Inc:	$9.775	$34,408,000.00

Stock Market Upturn Notessm	PS-5

Benefits of the Notes

O

Leveraged Growth Potential.    If the Ending Value of the S&P 500® Index is higher than the Starting Value, you will participate in three times such appreciation, subject to a maximum return on the Notes of 16% (approximately 10.67% per annum on a simple interest basis) over the term of the Notes.

O	Diversification. The Notes may provide a degree of diversification within the equity portion of an investor’s portfolio through exposure to the Underlying Equity.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the Notes” section of the Stock Market Upturn Notessm product supplement and the “Risk Factors” section of the prospectus supplement related to this offering for a full description of risks.

O

Potential for Loss.     The amount you receive at maturity on the Notes will depend on the value of the Underlying Equity on the Valuation Date. If the value of the Underlying Equity on the Valuation Date is below the Starting Value, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the value of the Underlying Equity exceeded the Starting Value at one or more times during the term of the Notes.

O

Appreciation Is Capped.     The maximum return on the Notes will be capped at 16% (approximately 10.67% per annum on a simple interest basis) even though you will be subject to the full risk of a decline in the value of the Underlying Equity. If the Ending Value of the Underlying Equity exceeds the Starting Value by an amount greater than 16%, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Equity and is not subject to a maximum return or an investment directly in the stocks included in the Underlying Equity. (See the examples under “Hypothetical Amounts Payable at Maturity” below).

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Equity.

O

Potential for a Lower Comparable Yield.    The Notes do not pay any periodic interest. As a result, if the Ending Value of the Underlying Equity is less than 1541.25 (an increase of 2.24% from its Starting Value), the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Secondary Market May Not Be Liquid.    The Notes have been approved for listing on the American Stock Exchange under the symbol “SKL,” subject to official notice of issuance. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

PS-6	Stock Market Upturn Notessm

O

Resale Value of the Notes May be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Underlying Equity, interest rates, the earnings performance of the issuers of the stocks included in the Underlying Equity, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the Underlying Equity or other instruments, such as options, swaps or futures, based upon the stocks included in the Underlying Equity by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations of the purchase, ownership and disposition of the Notes by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and should be read in conjunction with, the discussion contained in the Stock Market Upturn Notessm product supplement under “Certain United States Federal Income Tax Considerations.”

All prospective investors should refer to the Stock Market Upturn Notessm product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the Notes.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a Note as a cash-settled capped variable forward contract on the value of the Underlying Equity at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract.

Under such treatment, at maturity or upon the sale of a Note, you generally will recognize gain or loss equal to the difference between the cash received and your purchase price in the Note. Such gain or loss generally will be long-term capital gain or loss if you have held the Notes for more than one year at the time of the disposition.

Due to the absence of authority as to the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and under alternative treatments of the Notes, the timing and character of income from the Notes could differ substantially, resulting in less favorable U.S. federal income tax consequences to you.

Stock Market Upturn Notessm	PS-7

Non-U.S. Holders

In the case of a holder of Notes that is not a U.S. person (a “Non-U.S. Holder”), any payments made with respect to the Notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements.

Any capital gain realized upon the sale or other disposition of the Notes by a Non-U.S. Holder will generally not be subject to U.S. federal income tax if:

—	Such gain is not effectively connected with a U.S. trade or business of such holder, and

—	In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Description of the S&P 500® Index

General

The S&P 500® Index is published by Standard & Poor’s (“S&P”) and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of March 30, 2007, the common stocks of 423 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of March 30, 2007, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 73% of the market value of S&P’s internal database of over 6,567 equities. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of March 30, 2007, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (89), Consumer Staples (38), Energy (33), Financials (90), Health Care (54), Industrials (52), Information Technology (75), Materials (28), Telecommunication

PS-8	Stock Market Upturn Notessm

Services (9) and Utilities (32). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE STOCK MARKET UPTURN NOTESsm WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

Stock Market Upturn Notessm	PS-9

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all S&P 500 component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500 component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500 Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

PS-10	Stock Market Upturn Notessm

Historical Data on the S&P 500® Index

Year-End Closing Values

The following table sets forth the closing values of the S&P 500® Index on the last index business day of each December from 1947 through 2006, as published by S&P. The historical performance of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500® Index will not decline (or increase insufficiently) and thereby reduce the maturity payment.

Year	Year End Closing Value	Year	Year End Closing Value	Year	Year End Closing Value	Year	Year End Closing Value
1947	15.30	1962	63.10	1977	95.10	1992	435.71
1948	15.20	1963	75.02	1978	96.11	1993	466.45
1949	16.79	1964	84.75	1979	107.94	1994	459.27
1950	20.43	1965	92.43	1980	135.76	1995	615.93
1951	23.77	1966	80.33	1981	122.55	1996	740.74
1952	26.57	1967	96.47	1982	140.64	1997	970.43
1953	24.81	1968	103.86	1983	164.93	1998	1229.23
1954	35.98	1969	92.06	1984	167.24	1999	1469.25
1955	45.48	1970	92.15	1985	211.28	2000	1320.28
1956	46.67	1971	102.09	1986	242.17	2001	1148.08
1957	39.99	1972	118.05	1987	247.08	2002	879.82
1958	55.21	1973	97.55	1988	277.72	2003	1111.92
1959	59.89	1974	68.56	1989	353.40	2004	1211.92
1960	58.11	1975	90.19	1990	330.22	2005	1248.29
1961	71.55	1976	107.46	1991	417.09	2006	1418.30

Month-End Closing Values

The following table sets forth the closing value of the S&P 500® Index on the last index business day of each month in the period from January 2002 through April 2007. These historical data on the S&P 500® Index are not necessarily indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	1,130.20	855.70	1,131.13	1,181.27	1,280.08	1,438.24
February	1,106.73	841.15	1,144.94	1,203.60	1,280.66	1,406.82
March	1,147.39	848.18	1,126.21	1,180.59	1,294.83	1,406.86
April	1,076.92	916.92	1,107.30	1,156.85	1,310.61	1,482.37
May	1,067.14	963.59	1,120.68	1,191.50	1,270.09
June	989.82	974.50	1,140.84	1,191.33	1,270.20
July	911.62	990.31	1,101.72	1,234.18	1,276.66
August	916.07	1,008.01	1,104.24	1,220.33	1,303.82
September	815.28	995.97	1,114.58	1,228.81	1,335.85
October	885.76	1,050.71	1,130.20	1,207.01	1,377.94
November	936.31	1,058.20	1,173.82	1,249.48	1,400.63
December	879.82	1,111.92	1,211.92	1,248.29	1,418.30

Stock Market Upturn Notessm	PS-11

Historical Graph

The following graph illustrates the historical performance of the S&P 500® Index based on the month-end closing values from January 2002 through April 2007. Past values of the S&P 500® Index are not indicative of future S&P 500® Index values.

On May 24, 2007, the closing value of the S&P 500® Index was 1507.51.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Stock Market Upturn Notessm.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this Offering Summary:

The Stock Market Upturn Notessm are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Stock Market Upturn Notessm or any member of the public regarding the advisability of investing in securities generally or in the Stock Market Upturn Notessm particularly. S&P’s only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding or the Stock Market Upturn Notessm. S&P has no obligation to take the needs of Citigroup Funding or the holders of the Stock Market Upturn Notessm into consideration in determining, composing or calculating the S&P 500® Index. S&P

PS-12	Stock Market Upturn Notessm

is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Stock Market Upturn Notessm to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the Stock Market Upturn Notessm.

All disclosures contained in this Offering Summary regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. Neither Citigroup Funding nor Citigroup Global Markets Inc. assumes any responsibility for the accuracy or completeness of such information.

Stock Market Upturn Notessm	PS-13

Hypothetical Amounts Payable at Maturity

The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Values of the S&P 500® Index. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the S&P 500® Index on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

O Issue Price: $10.00 per Note O Maximum Note Return: 15.50% (10.33% per annum on a simple interest basis) O Starting Value: 1450	O Annualized dividend yield of the S&P 500 ® Index: 2.06% O Maturity: 1.5 years O Upside Participation Rate: 300%

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and maximum return.

Ending Value	Underlying Equity Return Percentage(1)	Total Return on Underlying Equity(2)	Total Return on Notes(3)	Per Annum Return on Notes(4)	Total Return Amount on Notes(5)	Maturity Payment per Note
0	-100.00%	-97.27%	-100.00%	-66.67%	-$10.00	$0.00
725	-50.00%	-47.27%	-50.00%	-33.33%	-$5.00	$5.00
1088	-25.00%	-22.27%	-25.00%	-16.67%	-$2.50	$7.50
1124	-22.50%	-19.77%	-22.50%	-15.00%	-$2.25	$7.75
1160	-20.00%	-17.27%	-20.00%	-13.33%	-$2.00	$8.00
1196	-17.50%	-14.77%	-17.50%	-11.67%	-$1.75	$8.25
1233	-15.00%	-12.27%	-15.00%	-10.00%	-$1.50	$8.50
1269	-12.50%	-9.77%	-12.50%	-8.33%	-$1.25	$8.75
1305	-10.00%	-7.27%	-10.00%	-6.67%	-$1.00	$9.00
1341	-7.50%	-4.77%	-7.50%	-5.00%	-$0.75	$9.25
1378	-5.00%	-2.27%	-5.00%	-3.33%	-$0.50	$9.50
1414	-2.50%	0.23%	-2.50%	-1.67%	-$0.25	$9.75
1450	0.00%	2.73%	0.00%	0.00%	$0.00	$10.00
1486	2.50%	5.23%	7.50%	5.00%	$0.75	$10.75
1523	5.00%	7.73%	15.00%	10.00%	$1.50	$11.50
1559	7.50%	10.23%	15.50%	10.33%	$1.55	$11.55
1595	10.00%	12.73%	15.50%	10.33%	$1.55	$11.55
1631	12.50%	15.23%	15.50%	10.33%	$1.55	$11.55
1668	15.00%	17.73%	15.50%	10.33%	$1.55	$11.55
1704	17.50%	20.23%	15.50%	10.33%	$1.55	$11.55
1740	20.00%	22.73%	15.50%	10.33%	$1.55	$11.55
1776	22.50%	25.23%	15.50%	10.33%	$1.55	$11.55
1813	25.00%	27.73%	15.50%	10.33%	$1.55	$11.55
1849	27.50%	30.23%	15.50%	10.33%	$1.55	$11.55
1885	30.00%	32.73%	15.50%	10.33%	$1.55	$11.55
1921	32.50%	35.23%	15.50%	10.33%	$1.55	$11.55
1958	35.00%	37.73%	15.50%	10.33%	$1.55	$11.55
(1)	(Ending Value – Starting Value) / Starting Value
(2)	Assumes dividend yield on the Underlying Equity is compounded annually and not re-invested
(3)	The percentage return for the entire term of the Notes capped by the hypothetical 15.50% Maximum Return
(4)	Calculated on a simple interest basis
(5)	The dollar return for the entire term of the Notes capped by the hypothetical 15.50% Maximum Return

PS-14	Stock Market Upturn Notessm

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will NOT be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the Stock Market Upturn NotesSM product supplement related to this offering for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $35,200,000 principal amount of Notes (3,520,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Final Terms” above and some of the Notes to certain dealers at the public offering price less a concession not to exceed $0.20 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth under “Final Terms” above equal to $0.20 per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Additional Considerations

If no closing value of the S&P 500® Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the Stock Market Upturn Notessm product supplement related to this offering. In addition, if the S&P 500® Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the S&P 500® Index prior to any such discontinuance. You should refer to the section “Description of the Notes—How Will the Amount Payable at

Stock Market Upturn Notessm	PS-15

Maturity Be Calculated?” and the section “—Discontinuance of an Underlying Equity Index” in the product supplement related to this offering for more information.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount due.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus, prospectus supplement and Stock Market Upturn NotesSM product supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

3,520,000 Stock Market Upturn NotesSM

Based Upon the S&P 500® Index

Due December 4, 2008

($10 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

May 24, 2007

(To Stock Market Upturn NotesSM Product Supplement Dated April 23, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Stock Market Upturn NotesSM is a registered service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.